Exhibit 99.1

ATRenew Inc. Reports Unaudited Third Quarter 2023 Financial Results

SHANGHAI, November 22, 2023 /PRNewswire/ -- ATRenew Inc. ("ATRenew" or the "Company") (NYSE: RERE), a leading technology-driven pre-owned consumer electronics transactions and services platform in China, today announced its unaudited financial results for the three months ended September 30, 2023.

Third Quarter 2023 Highlights

•
Total net revenues grew by 28.4% to RMB3,256.8 million (US$446.4 million) from RMB2,536.0 million in the third quarter of 2022.
•
Loss from operations was RMB28.1 million (US$3.8 million), compared to a loss from operations of RMB110.0 million in the third quarter of 2022. Adjusted income from operations (non-GAAP)1 was RMB73.8 million (US$10.1 million), compared to RMB10.8 million in the third quarter of 2022.
•
Number of consumer products transacted2 was 8.2 million, compared to 8.3 million in the third quarter of 2022.

Mr. Kerry Xuefeng Chen, Founder, Chairman, and Chief Executive Officer of ATRenew, commented, “During the third quarter of 2023, we exceeded expectations in terms of revenue and non-GAAP income from operations. Total net revenues reached RMB3,256.8 million, representing a robust 28.4% year-over-year increase. Our 1P business is thriving, maintaining a consistent year-over-year growth rate of over 30% in product revenues. This success was driven by sustained user demand for recycling and trading in used items for new ones. Furthermore, alongside an increase in transacting users, our marketplaces' overall take rate grew by 95 basis points on an annual basis, reaching 5.4%. At the same time, our multi-category recycling business grew rapidly as consumers demonstrated heightened enthusiasm for exchanging used luxury products, gold, and other high-value idle items for cash at AHS Recycle. Looking ahead, ATRenew will continue to occupy its unique and leading position within the long-term evolution of the circular economy.”

1. See “Reconciliations of GAAP and Non-GAAP Results” for more information.

2. “Number of consumer products transacted” represents the number of consumer products distributed to merchants and consumers through transactions on the Company’s PJT Marketplace, Paipai Marketplace and other channels the Company operates in a given period, prior to returns and cancellations, excluding the number of consumer products collected through AHS Recycle; a single consumer product may be counted more than once according to the number of times it is transacted on PJT Marketplace, Paipai Marketplace and other channels the Company operates through the distribution process to end consumer.

Mr. Rex Chen, Chief Financial Officer of ATRenew, added, “In addition to our revenue and recycling business growth, we reached a significant profit milestone in the third quarter, as we generated a non-GAAP income from operations of RMB73.8 million. This achievement stemmed from our heightened operational efficiency, driven by our automated quality inspection capabilities. Coupled with optimized regional and city-level operational facilities and logistics arrangements, this further bolstered our cost efficiency in fulfillment expenses. Furthermore, prudent management of our marketing expenses and a streamlined organizational structure boosted the effectiveness of local promotions and decreased relevant costs, improving cost efficiency compared to the same period of 2022. In terms of capital utilization, we balanced investments in strategic collaborations with manufacturers, carefully managed capital deployment and inventory, and allocated US$4.0 million for share buybacks this quarter. As of the end of the third quarter, our cash, cash equivalents, restricted cash, short-term investments, and funds receivable from third-party payment service providers totaled RMB2.3 billion, ensuring the sustainable future development of our business.”

Third Quarter 2023 Financial Results

REVENUE

Total net revenues increased by 28.4% to RMB3,256.8 million (US$446.4 million) from RMB2,536.0 million in the same period of 2022.

•
Net product revenues increased by 31.4% to RMB2,924.0 million (US$400.8 million) from RMB2,225.7 million in the same period of 2022. The increase was primarily attributable to an increase in the sales of pre-owned consumer electronics both through the Company’s online and offline channels.
•
Net service revenues increased by 7.3% to RMB332.8 million (US$45.6 million), compared to RMB310.3 million in the same period of 2022. This increase was primarily due to the recovery of Paipai and PJT marketplaces from the COVID-19 pandemic's negative impact during 2022.

OPERATING COSTS AND EXPENSES

Operating costs and expenses were RMB3,307.5 million (US$453.3 million), compared to RMB2,663.9 million in the same period of 2022, representing an increase of 24.2%.

•
Merchandise costs were RMB2,611.0 million (US$357.9 million), compared to RMB1,932.2 million in the same period of 2022, representing an increase of 35.1%. This was primarily due to the growth in product sales.
•
Fulfillment expenses were RMB287.7 million (US$39.4 million), compared to RMB277.1 million in the same period of 2022, representing an increase of 3.8%. The increase was primarily due to an increase in personnel costs as the Company conducted more recycling activities compared with the same period of 2022.
•
Selling and marketing expenses were RMB299.5 million (US$41.0 million), compared to RMB340.8 million in the same period of 2022, representing a decrease of 12.1%. The decrease was primarily due to (i) a decrease in amortization of intangible assets and deferred cost resulting from assets and business acquisitions, after recognizing the impairment loss of intangible assets and deferred cost in the fourth quarter of 2022, and (ii) a decrease in expenses related to marketing activities.
•
General and administrative expenses were RMB69.8 million (US$9.6 million), compared to RMB63.6 million in the same period of 2022, representing an increase of 9.7%, primarily due to an increase in share-based compensation expenses.
•
Technology and content expenses decreased by 21.4% to RMB39.4 million (US$5.4 million) from RMB50.1 million in the same period of 2022. The decrease was primarily due to the changes in technological expenses as the Company’s platforms matured.

LOSS FROM OPERATIONS

Loss from operations was RMB28.1 million (US$3.8 million), compared to a loss from operations of RMB110.0 million in the same period of 2022.

Adjusted income from operations (non-GAAP)1 was RMB73.8 million (US$10.1 million), compared to RMB10.8 million in the same period of 2022.

NET LOSS

Net loss was RMB44.2 million (US$6.1 million), compared to a net loss of RMB30.1 million in the same period of 2022. Adjusted net income (non-GAAP)1 was RMB47.6 million (US$6.5 million), compared to RMB77.4 million in the same period of 2022.

BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

Basic and diluted net loss per ordinary share were RMB0.27 (US$0.04), compared to RMB0.19 in the same period of 2022.

Adjusted basic and diluted net income per ordinary share (non-GAAP)1 were RMB0.30 (US$0.04) and RMB0.29 (US$0.04), compared to RMB0.48 and RMB0.46 in the same period of 2022.

CASH AND CASH EQUIVALENTS, RESTRICTED CASH, SHORT-TERM INVESTMENTS AND FUNDS RECEIVABLE FROM THIRD PARTY PAYMENT SERVICE PROVIDERS

Cash and cash equivalents, restricted cash, short-term investments and funds receivable from third party payment service providers were RMB2,313.7 million (US$317.1 million) as of September 30, 2023, as compared to RMB2,802.1 million as of December 31, 2022.

Business Outlook

For the fourth quarter of 2023, the Company currently expects its total revenues to be between RMB3,730.0 million and RMB3,830.0 million. This forecast only reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Recent Development

On December 9, 2022, ATRenew announced an extension of its existing share repurchase program under which the Company may repurchase up to US$100 million of its shares for another twelve-month period starting from December 28, 2022, with all other terms unchanged. During the third quarter of 2023, the Company repurchased 1,550,557 American depositary shares (“ADSs”) in the open market at an average price of US$2.55 per ADS, with a total cash consideration of US$4.0 million. As of September 30, 2023, the Company had repurchased a total of 13,815,329 ADSs for approximately US$48.4 million under this share repurchase program.

On September 20, 2023, ATRenew announced its membership in the United Nations Global Compact (the "UNGC") initiative. The UNGC is a voluntary platform focused on developing, implementing, and disclosing responsible business conduct. The Company’s membership of the UNGC underlines its dedication to ethical practices, sustainability, and social responsibility. ATRenew has integrated the UNGC's guiding principles into its day-to-day operations and expects to make meaningful contributions to the United Nations' Sustainable Development Goals, further solidifying its mission to drive positive transformations and help build a more prosperous and sustainable world.

Conference Call Information

The Company’s management will hold a conference call on Wednesday, November 22, 2023 at 07:00 A.M. Eastern Time (or 08:00 P.M. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Access Code:	2731308

The replay will be accessible through November 29, 2023 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Access Code:	3634904

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.atrenew.com.

About ATRenew Inc.

Headquartered in Shanghai, ATRenew Inc. operates a leading technology-driven pre-owned consumer electronics transactions and services platform in China under the brand ATRenew. Since its inception in 2011, ATRenew has been on a mission to give a second life to all idle goods, addressing the environmental impact of pre-owned consumer electronics by facilitating recycling and trade-in services, and distributing the devices to prolong their lifecycle. ATRenew's open platform integrates C2B, B2B, and B2C capabilities to empower its online and offline services. Through its end-to-end coverage of the entire value chain and its proprietary inspection, grading, and pricing technologies, ATRenew sets the standard for China's pre-owned consumer electronics industry. ATRenew is a participant in the United Nations Global Compact, and adheres to its principles-based approach to responsible business.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2023.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses adjusted income (loss) from operations, adjusted net income and adjusted net income per ordinary share as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted income (loss) from operations is income or loss from operations excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income is net income excluding the impact of share-based compensation expenses and amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions. Adjusted net income per ordinary share is adjusted net income attributable to ordinary shareholders divided by weighted average number of shares used in calculating net loss per ordinary share.

The Company presents non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. The Company believes that adjusted income (loss) from operations and adjusted net income help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that are included in loss from operations and net loss. The Company also believes that the use of non-GAAP financial measures facilitates investors’ assessment of the Company’s operating performance. The Company believes that adjusted income (loss) from operations and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP financial measures is that they do not reflect all items of income and expense that affect the Company’s operations. The share-based compensation expenses, amortization of intangible assets and deferred cost resulting from assets and business acquisitions and tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP financial measures. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP financial measures for the period should not be considered in isolation from or as an alternative to income (loss) from operations, net income, and net income attributable to ordinary shareholders per share, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains statements that may constitute "forward-looking" statements pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations in this announcement, contain forward-looking statements. ATRenew may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ATRenew's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ATRenew's strategies; ATRenew's future business development, financial condition and results of operations; ATRenew's ability to maintain its relationship with major strategic investors; its ability to facilitate pre-owned consumer electronics transactions and provide relevant services; its ability to maintain and enhance the recognition and reputation of its brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ATRenew's filings with the SEC. All information provided in this press release is as of the date of this press release, and ATRenew does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

ATRenew Inc.

Investor Relations

Email: ir@atrenew.com

In the United States:

ICR LLC.

Email: atrenew@icrinc.com

Tel: +1-212-537-0461

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share and per share and otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,703,626	1,432,166	196,295
Restricted cash	—	212,000	29,057
Short-term investments	782,230	348,061	47,706
Amount due from related parties, net	115,501	233,820	32,048
Inventories	433,467	672,394	92,159
Funds receivable from third party payment service providers	316,277	321,499	44,065
Prepayments and other receivables, net	539,077	601,794	82,483
Total current assets	3,890,178	3,821,734	523,813
Non-current assets:
Amount due from related parties, net, non-current	180,000	—	—
Long-term investments	219,583	469,233	64,314
Property and equipment, net	118,600	131,015	17,957
Intangible assets, net	544,650	337,525	46,262
Other non-current assets	95,744	77,215	10,583
Total non-current assets	1,158,577	1,014,988	139,116
TOTAL ASSETS	5,048,755	4,836,722	662,929
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	123,983	199,981	27,410
Accounts payable	73,335	116,532	15,972
Contract liabilities	195,369	158,086	21,667
Accrued expenses and other current liabilities	449,489	343,795	47,121
Accrued payroll and welfare	132,468	142,605	19,546
Amount due to related parties	47,604	36,069	4,944
Total current liabilities	1,022,248	997,068	136,660
Non-current liabilities:
Operating lease liabilities, non-current	33,523	19,926	2,731
Deferred tax liabilities	111,312	77,705	10,650
Total non-current liabilities	144,835	97,631	13,381
TOTAL LIABILITIES	1,167,083	1,094,699	150,041
TOTAL SHAREHOLDERS' EQUITY	3,881,672	3,742,023	512,888
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	5,048,755	4,836,722	662,929

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	2,225,690	2,923,970	400,763	5,988,755	8,135,824	1,115,107
Net service revenues	310,338	332,787	45,612	899,496	956,386	131,084
Operating (expenses) income (1)(2)
Merchandise costs	(1,932,211)	(2,611,018)	(357,870)	(5,226,067)	(7,188,902)	(985,321)
Fulfillment expenses	(277,147)	(287,704)	(39,433)	(848,568)	(822,913)	(112,790)
Selling and marketing expenses	(340,826)	(299,491)	(41,049)	(942,025)	(933,835)	(127,993)
General and administrative expenses	(63,631)	(69,826)	(9,570)	(153,816)	(203,794)	(27,932)
Technology and content expenses	(50,091)	(39,430)	(5,404)	(173,356)	(131,905)	(18,079)
Other operating income, net	17,855	22,640	3,103	42,543	32,512	4,456
Loss from operations	(110,023)	(28,072)	(3,848)	(413,038)	(156,627)	(21,468)
Interest expense	(1,566)	(2,186)	(300)	(5,085)	(5,498)	(754)
Interest income	11,042	11,083	1,519	14,819	24,658	3,380
Other income (loss), net	58,353	(4,428)	(607)	52,469	(6,719)	(921)
Loss before income taxes and share of loss in equity method investments	(42,194)	(23,603)	(3,236)	(350,835)	(144,186)	(19,763)
Income tax benefits	13,318	10,047	1,377	40,307	33,607	4,606
Share of loss in equity method investments	(1,214)	(30,632)	(4,198)	(6,164)	(48,449)	(6,640)
Net loss	(30,090)	(44,188)	(6,057)	(316,692)	(159,028)	(21,797)
Net loss per ordinary share:
Basic	(0.19)	(0.27)	(0.04)	(1.94)	(0.99)	(0.14)
Diluted	(0.19)	(0.27)	(0.04)	(1.94)	(0.99)	(0.14)
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,297,853	161,338,983	161,338,983	163,214,601	161,393,190	161,393,190
Diluted	162,297,853	161,338,983	161,338,983	163,214,601	161,393,190	161,393,190
Net loss	(30,090)	(44,188)	(6,057)	(316,692)	(159,028)	(21,797)
Foreign currency translation adjustments	(28,397)	(5,676)	(778)	(38,783)	15,897	2,179
Total comprehensive loss	(58,487)	(49,864)	(6,835)	(355,475)	(143,131)	(19,618)

ATRENEW INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
(1) Includes share-based compensation expenses as follows:
Fulfillment expenses	(6,142)	(5,362)	(735)	(28,423)	(17,910)	(2,455)
Selling and marketing expenses	(3,969)	(5,165)	(708)	(23,522)	(13,266)	(1,818)
General and administrative expenses	(17,346)	(19,239)	(2,637)	(50,330)	(56,182)	(7,700)
Technology and content expenses	(4,632)	(5,218)	(715)	(14,361)	(15,649)	(2,145)
(2) Includes amortization of intangible assets and deferred cost resulting from assets and business acquisitions as follows:
Selling and marketing expenses	(87,120)	(66,412)	(9,103)	(264,001)	(222,337)	(30,474)
Technology and content expenses	(1,580)	(482)	(66)	(4,740)	(1,446)	(198)

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except share and per share and otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Loss from operations	(110,023)	(28,072)	(3,848)	(413,038)	(156,627)	(21,468)
Add:
Share-based compensation expenses	32,089	34,984	4,795	116,636	103,007	14,118
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	88,700	66,894	9,169	268,741	223,783	30,672
Adjusted income (loss) from operations (non-GAAP)	10,766	73,806	10,116	(27,661)	170,163	23,322
Net loss	(30,090)	(44,188)	(6,057)	(316,692)	(159,028)	(21,797)
Add:
Share-based compensation expenses	32,089	34,984	4,795	116,636	103,007	14,118
Amortization of intangible assets and deferred cost resulting from assets and business acquisitions	88,700	66,894	9,169	268,741	223,783	30,672
Less:
Tax effects of amortization of intangible assets and deferred cost resulting from assets and business acquisitions	(13,318)	(10,047)	(1,377)	(40,307)	(33,607)	(4,606)
Adjusted net income (non-GAAP)	77,381	47,643	6,530	28,378	134,155	18,387
Adjusted net income per ordinary share (non-GAAP):
Basic	0.48	0.30	0.04	0.17	0.83	0.11
Diluted	0.46	0.29	0.04	0.17	0.80	0.11
Weighted average number of shares used in calculating net loss per ordinary share
Basic	162,297,853	161,338,983	161,338,983	163,214,601	161,393,190	161,393,190
Diluted	169,499,714	166,112,358	166,112,358	170,702,595	167,609,332	167,609,332